Exhibit 99.1

Maris-Tech CEO Issues Letter to Shareholders Discussing Revenue Forecast for 2023 and Market Opportunity

Maris-Tech expects revenues of approximately $3.7 to $4.2 million in 2023, or increase of approximately 48% to 68% compared to 2022

Rehovot, Israel, Oct. 02, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (“AI”) accelerated video solutions for edge platforms, today issued the following letter to its shareholders from the Company’s Chief Executive Officer, Mr. Israel Bar.

Dear Fellow Shareholders,

After about a year and a half since we completed our IPO, I would like to update you on certain business developments of the Company, and to provide a revenue forecast for 2023.

Since the completion of our IPO, we have focused on video-based edge computing solutions, which we consider to be one of the most rapidly growing markets. Our “Maris Edge,” for remote platforms, provides AI acceleration capabilities for customers’ AI applications.

We provide our solutions either as original equipment manufacturer (“OEM”) modules to be integrated within our customer’s platforms or as final products within enclosure serving a variety of applications.

In July 2022, we launched our new flagship product - our Jupiter-AI, a high-end multiple-stream video platform with AI acceleration. Since then, we have also created a range of derivatives for this platform as well as launching new final defense and homeland security (“HLS”) products.

In January 2023, we began the development of our Uranus-AI, our next generation ultra-HD, high-end multiple-stream video platform with AI acceleration, as well as our Callisto, a final product based on our Uranus-AI specially designed for safe city applications. Both were launched in the third quarter of 2023.

The Jupiter-AI product line has already been presented at exhibitions, and is creating a wave of enthusiasm among potential customers all over the world. We have also received inquiries from new potential customers, some of which are large international companies. As a result of our marketing activities, we have already received orders and delivered the Jupiter-AI OEM platform as well as its associated final products to new customers.

During the past year, we have managed to penetrate what we believe to be the largest and most important territories in the world and our products have been sold in the U.S., Australia, Western Europe, China, Turkey, India, South Africa and South Korea.

Also, during the past year, we entered into several strategic cooperation agreements with international companies (including Hailo Technologies Ltd., Art of logic Pty Ltd., Precision Electronics Ltd., IMCA Electronics and Information Industry and Trade Inc.), which yielded orders from new customers around the world (including an order received from a partner in Australia for the Callisto for $7.5 million in products).

Now, we are addressing our marketing efforts mainly towards the defense, HLS, civilian, safe cities and new space markets.

We foresee significant business opportunities in the new space market. For example, in June 2023, we entered into an international collaboration agreement with Sidus Space Inc., a U.S. company, to develop video-based edge computing solutions for nanosatellites, and equally as impressive, we received funding from the Israeli Innovation Authority in cooperation with Space Florida for this project.

Our products address a wide range of applications such as: unmanned aerial vehicles, aircraft, armored vehicles, indoor and outdoor drones, unmanned ground vehicles, nano satellites, military dogs, autonomous vehicles, sniper sights, infantry soldiers, missiles, and unmanned sea vehicles.

Operationally, since day-one, we have been dedicated to the recruitment of qualified and experienced personnel. In addition to our highly experienced management team with extensive knowledge of the field, we announced that Mr. Nir Ben Moshe, a former director of security for the Israel defense establishment (Ministry of Defense, industries, manufacturers, and R&D organizations) and Mr. Leslie G. Litwin, a managing director and founder of Zilica Limited, industry-leading video encoders and decoders and a business partner of the Company for many years, joined the our Advisory Board.

Revenue Forecast for 2023

Despite the ambition of our management to make timely deliveries of products, delivery dates are determined by a variety of factors, including the volume of orders placed by our customers, and the negotiations with us during the supply period regarding specifications, volume of orders, and other factors. Since in most cases these are large customers with changing needs over time, we do make tremendous effort to address the needs of our customers. Concurrently, we are faced with the challenges that still exist in the market for component parts, despite our efforts to minimize them. This is an important reminder of the lingering effects of the COVID-19 pandemic on the supply chain. These remaining supply chain deficiencies may delay the complete delivery of our pending orders for up to several months.

Our revenues for the six-month period ended June 30, 2023 were approximately $474,000.

From July 1, 2023 through September 30, 2023, we delivered additional products in the total amount of approximately $1.7 million, resulting in aggregate delivered products from January 1, 2023 to date of approximately $2.1 million.

In accordance with our forecast for 2023, based both on orders received from our customers and on anticipated orders, we believe our total revenues for the year ending December 31, 2023 will be in the range of approximately $3.7 to $4.2 million, an increase of approximately 48% to 68% compared to the total revenues for the year ended December 31, 2022. This unaudited preliminary financial information regarding our revenues in the for the year ended December 31, 2023, is based upon our estimates and subject to completion of our year-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

In addition, our backlog of orders as of September 30, 2023 is approximately $9.4 million, an historic high for us since our inception. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Part of our backlog is comprised of executed purchase orders from customers with which we have had long-standing relationships and governmental agencies. The increase in backlog and sales is a result of the Company’s products reaching maturity and validation among our customers. Our management estimates that such backlog and sales will continue in the coming years. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings.

We hope this provides some insight on how much we’ve accomplished since our IPO and why we continue to believe we provide optimal value for our shareholders, while continuing to innovate at the highest level.

Thank you for your belief and support in Maris-Tech Ltd.

Sincerely,

Israel Bar, CEO

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our future business opportunities and potential customers; our belief that video-based edge computing solutions is one of the most rapidly growing markets; our belief that the Company’s revenues for the year ending December 31, 2023 will be in the range of approximately $3.7 to $4.2 million and our belief that we provide optimal value for our shareholders. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com

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